OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5

Tel: (604) 417-4653 www.mirandagold.com

MIRANDA SIGNS AGREEMENT TO ACQUIRE ITS FOURTH

LARGE EPITHERMAL VEIN SYSTEM IN COLOMBIA

Vancouver, BC, Canada – June 19, 2017 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce it has signed a definitive agreement to acquire the Argelia Project from Bullet Holding Group (“Bullet”) for payments and retained interests.

Argelia represents Miranda’s focus on adding to its portfolio, robust epithermal gold systems that display numerous subparallel veins, which commonly show high gold values from systematic channel sampling. Eighteen or more distinct veins are observed in surveyed historic workings on the project - with ten showing sample values of greater than 10 g Au/t up to 109 g Au/t from 0.5 meters to 4 meters sampled vein widths. The best sample returned 20.5 g Au/t over 4 meters in a historic crosscut. Approximately 100 meters vertically below this crosscut, there is another adit on the same vein showing one meter at 20 g Au/t, suggesting that a mineralized “shoot” may exist between the two levels. Public records report that a private British company mined on the project prior to 1950 in the area of the upper crosscut and lower adit.

The veins appear to be distributed sub-parallel across a regional-scale, 2-kilometer northeast-trending shear zone and exposures extend for 8 kilometers along strike. The veins strike at an oblique angle to the shear zone and may be emplaced in dilational structures, secondary to the main shear. Veins are only noted in workings, and it is likely that significantly more veins are unexposed across the shear zone. The style of mineralization and associated metals suggest that Argelia is an intermediate sulfidation (IS) epithermal system.

Argelia joins Miranda’s Cerro Oro, Mallama, and San Lucas projects; all characterized by epithermal veins with significant vein density and extent, and common high grade channel samples. Since Colombia has recently permitted three underground mines for full production, Miranda feels it is prudent to hold robust underground targets as part of its portfolio. The selection of these particular projects follows several years of exploration and evaluation by Miranda.

Buritica analog vein systems are still the exploration “holy grail” in Colombia, as evidenced by the recent strategic investment totaling $134 million by Newmont Mining Corporation and Red Kite Mine Finance in Continental Gold Ltd. While with work to date, only San Lucas is clearly a Carbonate Base Metal (CBM) gold system similar to Buritica, all of Miranda’s vein projects were screened for the potential to deliver future major company production profiles and resources. As Colombia appears to be quickly drawing interest from major mining companies, this character is important for Miranda’s Prospect Generator-Joint Venture business model.

The Argelia Project totals 5,400 hectares in three exploration applications, and is 145km or about four-hours by road from Medellin, within the Antioquia Department. No indigenous lands impact the project. However, the project requires subtraction from the forestry reserve - as do all applications granted under the “Second Law” - and they then must be converted to title. This work will begin immediately.

The Argelia acquisition is a result of Miranda’s sampling (including work by Bullet) and reconnaissance evaluations during the last resource market down-cycle. Miranda has maintained an active presence in Colombia, while waiting for quality projects to become available and for security risks in certain areas to become more manageable - as a result of the armistice that was signed between the Colombian government and opposition groups.

Agreement Details

The terms of this agreement require that Miranda make the following series of payments and a share issuance – all based on the occurrence of the following events:

Event	Issuance of Mirada shares	Payment amount US$
By June 22, 2017	-	100,000
As soon as practicable (following TSXV approval) the issuance of US$100,000 equivalent in Miranda common shares	1,624,270 shares at $0.08178	-
Upon conversion of the applications to titles	-	100,000
Upon receipt of approval for forestry subtraction – or – Miranda making drill applications for any of the titles	-	100,000
Upon receipt of drill permits	-	100,000
Upon announcement of an NI 43-101 resource of >500,000 oz/au total in all categories (M+I+I)	-	250,000
One year from the announcement of an NI 43-101 resource of >500,000 oz/au	-	250,000

A residual net profits interest (“NPI”) of 4% - or – a residual net smelter royalty (“NSR”) of 1.5% - whichever is greater - will be payable to the vendor, until US$6.0m has been paid - at which time an NSR of 1.5% will be payable for the life of the mine.

There are no minimum work commitments on Argelia, and there is no area of influence restrictions for Miranda any adjacent property.

About Miranda

Miranda is a gold Prospect Generator active in Alaska and Colombia, whose emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize our exposure to discovery and minimize exploration risk. Miranda has ongoing relationships with IAMGOLD Corporation, Gold Torrent, Inc., and Montezuma Mines Inc.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to US investors:

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This press release may use the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.